UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other News

OTHER NEWS

Subject :	Redemption of USD 150,000,000 notes issued under Global Medium Term Note Programme (The GMTN Programme)

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform that ICICI Bank Limited has fully redeemed the outstanding notes under ISIN: XS1115200468 for a total sum of USD 153,150,000.00 (consisting of principal amount of USD 150,000,000.00 and aggregate accrued amount of interest of USD 3,150,000.00 from the last interest payment date to maturity date) on October 7, 2024. These notes were issued under the GMTN Programme.

We request you to kindly take note of the same.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date :	October 7, 2024	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Assistant General Manager